Exhibit 99.1

Genius Sports Reports Fourth Quarter and Full-Year 2025 Results

Group Revenue and Adj. EBITDA Continue Accelerated Growth, Increasing 31% and 59%, Respectively in 2025, Representing a 20% Margin

Reaffirmed 2026 Standalone Guidance and Outlook For Legend Acquisition That Further Strengthens Genius’ Strategic and Financial Profile

•
Group Revenue of $240.5m in Q4 and $669.5m in the full year 2025, increasing 37% and 31% year-over-year, respectively
•
Group Net Loss of $20.6m in Q4 and $111.6m in the full-year 2025, representing a year-over-year improvement of $7.6m and decline of $48.5m, respectively
•
Group Adj. EBITDA of $48.3m in Q4 and $136.2m in the full year 2025, increasing 49% and 59% year-over-year, respectively
•
Group Adj. EBITDA Margin of 20.1% in Q4 and 20.4% in the full year 2025, representing year-over-year margin expansion of 170bps and 360bps, respectively
•
Reaffirming standalone 2026 guidance of approximately $810-820m in Group Revenue and $180-190m in Group Adj. EBITDA
•
After giving effect to the acquisition of Legend, the combination is expected to achieve approximately $1.1b in Group Revenue, $320-330m in Group Adj. EBITDA with 50% Free Cash Flow conversion on a 2026 annualized pro forma basis

LONDON & NEW YORK, March 4, 2026 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal fourth quarter and full year ended December 31, 2025.

“2025 was a year of accelerated Group Revenue growth and record Group Adj. EBITDA for Genius Sports. Our Betting business continues to outpace the broader industry, while our Media business is reaching a clear inflection point, with accelerating momentum and growing demand from the world’s largest brands and agencies,” said Mark Locke, Genius Sports Co-Founder and CEO. “Upon completion of the acquisition of Legend, we will further strengthen our position at the intersection of official data, fan identity, and real-time intent - continuing to build a scaled, cash-generative technology platform.”

$ in thousands	Q425	Q424%
Group Revenue	240,496	175,531	37.0%
Betting Technology, Content & Services	167,463	128,210	30.6%
Media Technology, Content & Services	58,180	29,759	95.5%
Sports Technology & Services	14,853	17,562	(15.4%)
Group Net Loss	(20,621)	(28,212)	26.9%
Group Adjusted EBITDA	48,336	32,373	49.3%
Group Adjusted EBITDA Margin	20.1%	18.4%	170	bps

$ in thousands	FY25	FY24%
Group Revenue	669,489	510,894	31.0%
Betting Technology, Content & Services	471,531	354,856	32.9%
Media Technology, Content & Services	144,463	105,313	37.2%
Sports Technology & Services	53,495	50,725	5.5%
Group Net Loss	(111,581)	(63,040)	(77.0%)
Group Adjusted EBITDA	136,249	85,739	58.9%
Group Adjusted EBITDA Margin	20.4%	16.8%	360	bps

Q4 2025 Financial Highlights

•
Group Revenue: Group revenue increased $65.0 million year-over-year to $240.5 million, representing 31% growth.
o
Betting Technology, Content & Services: Revenue increased 31% year-over-year to $167.5 million, driven primarily by growth in business with existing customers as a result of price increases on contract renewals and renegotiations, expansion of value-add services, growth and expansion in existing markets, and new service offerings. Growth was also attributable to new customer acquisitions.
o
Media Technology, Content & Services: Revenue increased 96% year-over-year to $58.2 million, driven by growth in the Americas region, primarily for programmatic advertising services, a result of new partnerships with brands and advertising agencies such as PMG and Publicis Sports.
o
Sports Technology & Services: Revenue of $14.9 million, primarily driven by sales of products built on GeniusIQ technology.
•
Group Net Loss: Group net loss was ($20.6 million) in the fourth quarter ended December 31, 2025, representing a $7.6 million improvement compared to the ($28.2 million) loss in the fourth quarter ended December 31, 2024.
•
Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $48.3 million in the quarter, representing a $16.0 million increase from the $32.4 million reported in the fourth quarter ended December 31, 2024 and 170 basis points of margin expansion.

Full Year 2025 Financial Highlights

•
Group Revenue: Group revenue increased $158.6 million year-over-year to $669.5 million.
o
Betting Technology, Content & Services: Revenue increased $116.7 million year-over-year to $471.5 million, representing 33% growth. This increase was driven primarily by growth in business with existing customers as a result of price increases on contract renewals and renegotiations, expansion of value-add services, growth and expansion in existing markets, and new service offerings. Growth was also attributable to new customer acquisitions.
o
Media Technology, Content & Services: Revenue increased $39.2 million year-over-year to $144.5 million, representing 37% growth. This increase was driven by growth in the Americas region, a result of new partnerships with brands and advertising agencies such as PMG and Publicis Sports.
o
Sports Technology & Services: Revenue increased $2.8 million year-over-year to $53.5 million, representing 5% growth. This increase was driven by the sales of products built on GeniusIQ technology.
•
Group Net Loss: Group net loss was ($111.6 million) in the full year ended December 31, 2025, representing a $48.5 million decline compared to the ($63.0 million) loss in the full year ended December 31, 2024. This was primarily driven by a nonrecurring increase in stock-based compensation related to the warrants issued to the NFL, pursuant to the extended License Agreement as well as one-time equity awards issued to management and employees. This was also attributable to a nonrecurring increase in litigation and related costs.
•
Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $136.2 million in the full year ended December 31, 2025, representing a $50.5 million increase from the $85.7 million reported in the full year ended December 31, 2024 and 360 basis points of margin expansion.

Q4 2025 Business Highlights

•
Announced a global partnership with Publicis Sports to reshape the future of fan engagement through FANHub
•
Powered the EA SPORTS Madden NFL Cast on Peacock on Thanksgiving Night - a data-driven alternate broadcast merging live NFL action with a video game–style presentation, enabled by GeniusIQ
•
Announced partnership with CBF to implement Semi-Automated Offside Technology across Brasileiro Série A & Copa do Brasil
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After the reporting period:
o
Entered into definitive agreement to acquire Legend, creating a digital sports and gaming media powerhouse
o
Partnered with WPP Media to pioneer holistic sports media advertising intelligence and launch WPP Brand Sports Momentum Score
o
Announced new partnership with Magnite, embedding official live sports moments into scaled programmatic infrastructure
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Launched exclusive augmented advertising platform with NBC Sports Regional Networks, unlocking real-time AI-powered contextual advertising on NBA broadcasts
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Launched BetVision for Tennis in partnership with Infront to enhance live betting experiences

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $810-820 million and Group Adjusted EBITDA of approximately $180-190 million in 2026 on a standalone basis. This implies year-over-year Group Revenue and Adj. EBITDA growth of 22% and 36%, respectively, at the midpoint.

After giving effect to the acquisition of Legend, the combination is expected to achieve approximately $1.1b in Group Revenue, $320-330m in Group Adj. EBITDA with 50% Free Cash Flow conversion on a 2026 annualized pro forma basis. The transaction is expected to close in the second quarter ending June 30, 2026.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Revenue	$240,496	$175,531	$669,489	$510,894
Cost of revenue	172,063	128,081	515,647	382,187
Gross profit	68,433	47,450	153,842	128,707
Operating expenses:
Sales and marketing	16,805	9,880	56,162	37,411
Research and development	8,472	4,893	31,087	24,576
General and administrative	63,267	40,156	207,972	123,011
Transaction expenses	4,497	(278)	9,949	2,246
Total operating expenses	93,041	54,651	305,170	187,244
Loss from operations	(24,608)	(7,201)	(151,328)	(58,537)
Interest (expense) income, net	(861)	(80)	(6)	921
Gain (loss) on disposal of assets	7	(129)	33	(147)
Gain on fair value remeasurement of contingent consideration	—	1,024	—	1,024
Gain (loss) on foreign currency	1,845	(26,709)	33,567	(9,519)
Total other income (expense)	991	(25,894)	33,594	(7,721)
Loss before income taxes	(23,617)	(33,095)	(117,734)	(66,258)
Income tax benefit (expense)	2,194	3,895	2,496	(509)
Gain from equity method investment	802	988	3,657	3,727
Net loss	$(20,621)	$(28,212)	$(111,581)	$(63,040)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.08)	$(0.12)	$(0.44)	$(0.27)
Weighted average common stock outstanding:
Basic and diluted	259,563,131	229,654,827	254,757,802	229,509,169

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$280,559	$110,213
Restricted cash, current	—	25,026
Accounts receivable, net	130,340	85,491
Contract assets	57,358	30,632
Prepaid expenses	66,150	27,333
Other current assets	15,276	9,902
Total current assets	549,683	288,597
Property and equipment, net	32,322	19,016
Intangible assets, net	144,203	115,539
Operating lease right-of-use assets	28,321	7,488
Goodwill	338,049	326,011
Deferred tax asset	1,643	1,192
Investments	32,585	31,717
Other assets	3,481	2,706
Total assets	$1,130,287	$792,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$112,246	$36,661
Accrued expenses	118,017	79,172
Deferred revenue	97,098	73,388
Current debt	—	19
Operating lease liabilities, current	5,024	3,003
Other current liabilities	20,498	9,327
Total current liabilities	352,883	201,570
Deferred tax liability	7,186	13,802
Operating lease liabilities, non-current	25,471	4,489
Other liabilities	20,272	—
Total liabilities	405,812	219,861
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 250,412,239 shares issued and 246,306,291 shares outstanding at December 31, 2025; unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024	2,504	2,153
B Shares, $0.0001 par value, 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2025; 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024	1	2
Additional paid-in capital	1,992,257	1,700,065
Treasury stock, at cost, 4,105,948 shares at December 31, 2025 and December 31, 2024	(17,653)	(17,653)
Accumulated deficit	(1,199,108)	(1,087,527)
Accumulated other comprehensive loss	(53,526)	(24,635)
Total shareholders’ equity	724,475	572,405
Total liabilities and shareholders’ equity	$1,130,287	$792,266

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Amounts in thousands)

	Year Ended December 31,
	2025	2024
Cash Flows from operating activities:
Net loss	$(111,581)	$(63,040)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	70,519	72,572
(Gain) loss on disposal of assets	(33)	147
Gain on fair value remeasurement of contingent consideration	—	(1,024)
Stock-based compensation	148,542	54,475
Non-cash consideration, net	(2,461)	(2,283)
Non-cash interest expense, net	1,482	—
Non-cash lease expense	4,916	4,604
Loss on lease abandonment and impairment	195	—
Amortization of contract costs	1,426	1,280
Deferred income taxes	(7,068)	(2,724)
Allowance for expected credit losses	1,908	1,630
Gain from equity method investment	(3,657)	(3,727)
(Gain) loss on foreign currency remeasurement	(33,296)	9,238
Changes in operating assets and liabilities
Effect of business combinations	(4,399)	—
Accounts receivable	(44,296)	(15,860)
Contract assets	(26,726)	8,170
Prepaid expenses	(30,923)	(101)
Other current assets	(5,998)	(754)
Other assets	(1,475)	(1,014)
Accounts payable	75,585	(20,718)
Accrued expenses	31,345	22,841
Deferred revenue	23,711	27,603
Other current liabilities	2,021	(4,727)
Operating lease liabilities	(3,342)	(4,727)
Net cash provided by operating activities	86,395	81,861
Cash flows from investing activities:
Purchases of property and equipment	(21,851)	(12,293)
Capitalization of internally developed software costs	(56,967)	(51,963)
Distributions from equity method investments	2,787	1,561
Purchases of intangible assets	(2,076)	—
Acquisition of business, net of cash acquired	(14,841)	—
Proceeds from disposal of assets	40	10
Net cash used in investing activities	(92,908)	(62,685)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	144,000	—
Repayment of loans and mortgage	(21)	(22)
Repayment of promissory notes	—	(7,575)
Net cash provided by (used in) financing activities	143,979	(7,597)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,854	(2,133)
Net increase in cash, cash equivalents and restricted cash	145,320	9,446
Cash, cash equivalents and restricted cash at beginning of period	135,239	125,793
Cash, cash equivalents and restricted cash at end of period	$280,559	$135,239
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$3,967	$1,224
Cash paid during the period for income taxes	$4,606	$2,478

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Net loss	$(20,621)	$(28,212)	$(111,581)	$(63,040)
Adjusted for:
Net, interest expense (income)	861	80	6	(921)
Income tax (benefit) expense	(2,194)	(3,895)	(2,496)	509
Amortization of acquired intangibles (1)	2,517	2,183	9,453	24,136
Other depreciation and amortization (2)	17,911	13,522	62,492	49,716
Stock-based compensation (3)	32,327	21,098	160,493	55,657
Transaction expenses	4,497	(278)	9,949	2,246
Litigation and related costs (4)	13,273	1,932	36,786	7,575
Gain on fair value remeasurement of contingent consideration	—	(1,024)	—	(1,024)
(Gain) loss on foreign currency	(1,845)	26,709	(33,567)	9,519
Other (5)	1,610	258	4,714	1,366
Adjusted EBITDA	$48,336	$32,373	$136,249	$85,739

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and twelve months ended December 31, 2025 and 2024, legal proceedings included Sportscastr litigation, dMY litigation, and Volleystation litigation (see Note 17 "Commitments and Contingencies" to the Company's condensed consolidated financial statements included in the Company's Current Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the "SEC") on November 4, 2025), and Spirable litigation (see Item 3.D "Risks Related to Legal Matters and Regulations" in the Company's Annual Report on Form 20-F filed with the SEC on March 14, 2025 for further details). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs and non-recurring compensation payments, one-time marketing costs, loss on impairment of property leases, professional fees for finance transformation project, gain/loss on disposal of assets, and expenses incurred related to earn-out payments on historical acquisitions.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s fourth quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem. As the operating system of modern sport, our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences across the entire sports industry.

We are the trusted partner to over 1,000 sports organizations, including many of the world’s largest leagues, teams, sportsbooks, brands and broadcasters, such as the NFL, English Premier League, NCAA, DraftKings, FanDuel, bet365, Coca-Cola, EA Sports, CBS, NBC and ESPN.

Genius Sports is uniquely positioned through AI, computer vision and big data to power the future of sports fan experiences. From delivering augmented broadcasts and enhanced highlights, to automated officiating tools, immersive betting solutions and personalized marketing activations, we connect the entire sports value chain from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

We present Group adjusted EBITDA, Group adjusted EBITDA margin, Free Cash Flow, and Free Cash Flow Conversion, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency. Group adjusted EBITDA margin is defined as Group adjusted EBITDA as a percentage of Group Revenue. Free Cash Flow is defined as Group adjusted EBITDA less capitalization of internally developed software costs, purchases of property and equipment, changes in net working capital, and taxes. Free Cash Flow conversion is defined as Free Cash Flow as a percentage of Group adjusted EBITDA.

Group Adjusted EBITDA, Group adjusted EBITDA margin, Free Cash Flow and Free Cash Flow Conversion are used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes these measures are useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA, Group adjusted EBITDA margin, Free Cash Flow and Free Cash Flow Conversion may not be comparable to other similarly titled performance measures of other companies. These measures are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of non-GAAP measures on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, including but not limited to statements relating to the proposed acquisition of Legend and the results of the combined company and our updated financial outlook. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; our share repurchase program; as well as risks related to the acquisition of Legend; the occurrence of any event, change or other circumstances that could give rise to the right of one or more of the parties to terminate the acquisition agreement; the outcome of any legal proceedings related to the proposed acquisition or otherwise, including the risk of shareholder litigation in connection with the proposed acquisition, including resulting expense or delay; the ability of Genius Sports and/or Legend to successfully manage legal, tax and regulatory risks in connection with their respective business or relating to the proposed acquisition; the ability to obtain regulatory approvals and meet other closing conditions to the proposed acquisition on a timely basis or at all, including the risk that regulatory approvals required for the proposed acquisition are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect Genius Sports following the proposed acquisition or the expected benefits of the proposed acquisition; risks related to the financing in connection with the proposed acquisition; difficulties and delays in integrating Legend’s business into that of Genius Sports’ business; failing to fully realize anticipated cost savings and other anticipated benefits of the proposed acquisition when expected or at all; business disruptions from the proposed acquisition that will harm Genius Sports’ or Legend’s businesses, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed acquisition; the ability of Genius Sports or Legend to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the ordinary shares of Genius Sports following the proposed acquisition, including the dilution caused by Genius Sports’s issuance of additional shares as earn-out consideration; the continued availability of capital and financing following the proposed acquisition; the effects of global economic, political, market, and social events or other conditions; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 14, 2025.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Important Cautionary Note about Combined Financial Information and Projections

The projected financial information for the combined businesses of Genius Sports and Legend is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Genius Sports.

Our independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation and, accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. The assumptions and estimates underlying the projected information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected information. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in Genius Sports's filings with the SEC. Accordingly, there can be no assurance that our actual results will not differ materially from those presented in the projected information. Inclusion of the projected information in this press release should not be regarded as a representation by any person that the results contained in the projected information will be achieved

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel , Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com